EXHIBIT 21.1

LIST OF
LARGE SCALE BIOLOGY CORPORATION
SUBSIDIARIES

Name	State of Incorporation
Biosource Genetics Corporation	California

Large Scale Bioprocessing Corporation	Delaware

Biosource Technologies, Inc.	California

Large Scale Proteomics Corporation	Delaware

AgGenics Corporation	Delaware